Freescale Underwriting Syndicate Members

Credit Suisse Securities (USA), LLC
Citigroup Global Markets, Inc.
JP Morgan Securities, Inc.
Lehman Brothers Inc.
UBS Investment Bank
Bear, Stearns & Co., Inc.